P.S. SECURITIES (USA) INC.
DECEMBER 31, 2015
STATEMENT OF FINANCIAL CONDITION

ASSETS

Cash	$	18,772
TOTAL ASSETS	$	18,772

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	11,568
Total Liabilities		11,568

Equity

Capital Stock, without par value, 200 authorized, 1 share issued and outstanding	1,250
Additional paid in capital	63,985
Accumulated deficit	(58,031)
Total Equity	7,204

TOTAL LIABILITIES AND EQUITY	$	18,772

The accompanying notes are an integral part of these audited financial statements.